Spire Global, Inc.

8000 Towers Crescent Drive, Suite 1100

Vienna, Virginia 22182

May 1, 2026

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549

Re: Spire Global, Inc.

Registration Statement on Form S-1 (Registration No. 333-295274)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-295274) (the “Registration Statement”), of Spire Global, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Monday, May 4, 2026, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Faegre Drinker Biddle & Reath LLP, by calling Griffin D. Foster at (317) 569-4843.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Griffin D. Foster of Faegre Drinker Biddle & Reath LLP at the number set forth above.

Thank you for your assistance in this matter.

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Very truly yours,

Spire Global, Inc.

By:	/s/ Theresa Condor
Name:	Theresa Condor
Title:	President and Chief Executive Officer

cc: (via email)

Jonathan R. Zimmerman, Faegre Drinker Biddle & Reath LLP

Griffin D. Foster, Faegre Drinker Biddle & Reath LLP

David Myers, Spire Global, Inc.